UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Rainier Pacific Financial Group, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

75087U 10 1

(CUSIP Number)

John A. Hall, Trustee
Rainier Pacific Foundation
3700 Pacific Highway East, Suite 200
Fife, Washington 98424
(253) 926-4007

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 20, 2003

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75087U 10 1                     Schedule 13D                                         Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rainier Pacific Foundation 20-0327633
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,840
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 507,840
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

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Page 2 of 4 Pages

Item 1. Security and Issuer

        This statement relates to the common stock, no par value per share ("Common Stock"), of Rainier Pacific Financial Group, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3700 Pacific Highway East, Suite 200, Fife, Washington 98424

Item 2. Identity and Background

        This statement is being filed by the Rainier Pacific Foundation, a Washington not-for-profit corporation, which is referred to in this Schedule as the "Reporting Person." The Reporting Person's business address is 3700 Pacific Highway East, Suite 200, Fife, Washington 98424.

        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        No consideration was paid for the Reporting Person's acquisition of the Common Stock. The Issuer established the Reporting Person as a charitable foundation in order to further its commitment to the local community. The Common Stock was contributed to the Reporting Person as part of the Issuer's sale of Common Stock to the public.

Item 4. Purpose of the Transaction

        The Common Stock was contributed to the Reporting Person in order to enable it to distribute a portion of its assets each year to support charitable organizations and activities that enhance the quality of life for residents within its market area. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter its holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate its holdings in the Issuer on a continual basis.

        The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business

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Page 3 of 4 Pages

or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        The percentages used in this Schedule 13D are calculated based on the Issuer's 8,442,840 shares of outstanding Common Stock.

(a)	The Reporting Person has beneficial ownership (as defined in Rule 13d-3) of 507,840 shares, or 6.0%, of the Issuer's Common Stock.

(b)	The Reporting Person has sole voting power and sole investment power over the 507,840 shares of Common Stock reported above as beneficially owned by it.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Person's Articles of Incorporation contain a provision that requires the Reporting Person's trustees to vote any shares of the Issuer owned or controlled by the Reporting Person in the same ratio as all other shares voted on each and every proposal considered by the shareholders of the Issuer.

Item 7. Material to be Filed as Exhibits

        None.

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Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2004                                     RAINIER PACIFIC FOUNDATION

                                                                        By: /s/ John A. Hall
                                                                                John A. Hall
                                                                                Trustee

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